News Release

Alexco Closes Flow-Through Private Placement

December 11, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco" or the “Company”) is pleased to announce that it has today closed the flow-through private placement previously announced on November 21, 2007. A total of 1,500,000 flow-through common shares have been issued at a purchase price of $6.05 per flow-through share, for total gross proceeds of $9,075,000.

Canaccord Capital Corporation acted as agent in respect of 1,430,000 shares, and the remaining 70,000 shares were subscribed for on a non-brokered basis by individuals who included insiders of Alexco. The agent received a commission of 6% of the gross proceeds from the brokered offering plus 85,800 agent’s warrants to purchase non-flow-through common shares at a price of $5.35 per share and exercisable for up to one year. The Company plans to use the proceeds from the offering to incur eligible Canadian exploration expenses, primarily in respect of its silver-lead-zinc mineral properties located in the Keno Hill district of Yukon Territory.

The securities are subject to a hold period and may not be traded until April 12, 2008, except as permitted by applicable securities legislation.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4